Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SilverBow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G102

(CUSIP Number)

May 10, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons SandPoint Operating, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons SandPoint Resources Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons SandPoint Resources, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons CEC SandPoint Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons Carnelian Energy Capital II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person PN

CUSIP No. 82836G102	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons Carnelian Energy Capital GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person PN

CUSIP No. 82836G102	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Carnelian Energy Capital Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Tomas Ackerman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person IN

CUSIP No. 82836G102	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Daniel Goodman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,300,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,300,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.16%
12	Type of Reporting Person IN

CUSIP No. 82836G102	Schedule 13G	Page 10 of 15

ITEM 1.	(a) Name of Issuer:

SilverBow Resources, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

920 Memorial City Way, Suite 850

Houston, Texas 77024

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SandPoint Operating, LLC;

SandPoint Resources Management, LLC;

SandPoint Resources, LLC;

CEC SandPoint Holdings, LLC;

Carnelian Energy Capital II, L.P.;

Carnelian Energy Capital GP II, L.P.;

Carnelian Energy Capital Holdings, LLC;

Tomas Ackerman; and

Daniel Goodman.

(b)	Address or Principal Business Office:

The principal business address of each of SandPoint Operating, LLC, SandPoint Resources Management, LLC and SandPoint Resources, LLC is 1020 NE Loop 410, Suite 660, San Antonio, TX 78209.

The principal business address of each of the other Reporting Persons is 2229 San Felipe Street, Suite 1450, Houston, TX 77019.

(c)	Citizenship of each Reporting Person is:

Messrs. Ackerman and Goodman are citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

82836G102

CUSIP No. 82836G102	Schedule 13G	Page 11 of 15

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of May 10, 2022, based upon 18,150,294 shares of Common Stock outstanding as of May 10, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SandPoint Operating, LLC	1,300,000	7.16%	0	1,300,000	0	1,300,000
SandPoint Resources Management, LLC	1,300,000	7.16%	0	1,300,000	0	1,300,000
SandPoint Resources, LLC	1,300,000	7.16%	0	1,300,000	0	1,300,000
CEC SandPoint Holdings, LLC	1,300,000	7.16%	0	1,300,000	0	1,300,000
Carnelian Energy Capital II, L.P.	1,300,000	7.16%	0	1,300,000	0	1,300,000
Carnelian Energy Capital GP II, L.P.	1,300,000	7.16%	0	1,300,000	0	1,300,000
Carnelian Energy Capital Holdings, LLC	1,300,000	7.16%	0	1,300,000	0	1,300,000
Tomas Ackerman	1,300,000	7.16%	0	1,300,000	0	1,300,000
Daniel Goodman	1,300,000	7.16%	0	1,300,000	0	1,300,000

SandPoint Operating, LLC is the record holder of the shares of Common Stock reported herein.

SandPoint Operating, LLC is wholly-owned by SandPoint Resources Management, LLC, which is controlled by SandPoint Resources, LLC (“SandPoint Resources”). SandPoint Resources is controlled by CEC SandPoint Holdings, LLC, which in turn is controlled by Carnelian Energy Capital II, L.P. (“Carnelian Fund II”), its sole member. Carnelian Fund II is controlled by its general partner, Carnelian Energy Capital GP II, L.P. (“Carnelian L.P.”). Carnelian L.P. is controlled by its general partner, Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”). Messrs. Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. As a result of the foregoing relationships, each of the Reporting Persons may be deemed to have shared voting and investment power with respect to the shares of Common Stock held by SandPoint Operating, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 82836G102	Schedule 13G	Page 12 of 15

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 82836G102	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2022

SandPoint Operating, LLC

By:	/s/ Erik Hanson
Name: Erik Hanson
Title: Officer

SandPoint Resources Management, LLC

By:	/s/ Erik Hanson
Name: Erik Hanson
Title: Officer

SandPoint Resources, LLC

By:	/s/ Erik Hanson
Name: Erik Hanson
Title: Officer

CEC SandPoint Holdings, LLC

By:	Carnelian Energy Capital II, L.P.
By:	Carnelian Energy Capital GP II, L.P., its General Partner
By:	Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title:	Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title:	Managing Member

Carnelian Energy Capital II, L.P.

By:	Carnelian Energy Capital GP II, L.P., its General Partner
By:	Carnelian Energy Capital Holdings, LLC, its General Partner

CUSIP No. 82836G102	Schedule 13G	Page 14 of 15

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

Carnelian Energy Capital GP II, L.P.

By:	Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

Carnelian Energy Capital Holdings, LLC

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member

/s/ Tomas Ackerman
Tomas Ackerman

/s/ Daniel Goodman
Daniel Goodman

CUSIP No. 82836G102	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.